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                                                                    STANTEC INC.
[LOGO]

STANTEC                                             NOTICE OF ANNUAL AND SPECIAL
                                                         MEETING OF SHAREHOLDERS

Stantec Inc. ("Stantec") will hold its annual and special meeting of shareholders (the "Meeting") at Stantec Centre, 10160 - 112 Street, Edmonton, Alberta on Tuesday, May 10, 2005 at 11:00 a.m. (Mountain Daylight Time) to:

      1. receive Stantec's financial statements for the financial year ended December 31, 2004, together with the auditor's report on those statements;

      2.    elect the directors of Stantec;

      3. appoint an auditor and to authorize the directors to fix the auditor's remuneration;

      4. to vote on an amendment of the Employee Share Option Plan (the "Option Resolution") setting the number of common shares reserved for issuance under that plan at a number equal to 10% of Stantec's issued and outstanding common shares;

      5. to vote on an amendment of Stantec's by-laws (the "By-Law Resolution") relating to director residency and quorum at directors' meetings;

      6. to vote on an amendment to Stantec's articles (the "Articles Resolution") relating to the appointment of directors in the period between annual shareholder meetings; and

      7.    to transact any other business properly brought before the Meeting.

The accompanying management information circular contains more information regarding these matters. Stantec's 2004 audited financial statements are included in the Stantec annual report which is being mailed with the circular.

The Board of Directors has fixed the close of business on March 21, 2005 as the record date for the determination of shareholders entitled to notice of and to vote at the meeting and only shareholders of record on such date are entitled to vote on these matters at the Meeting.

                                              By Order of the Board of Directors

                                                            /s/ Jeffrey S. Lloyd

Edmonton, Alberta                                               JEFFREY S. LLOYD
March 21, 2005                                                         Secretary

      If you are not able to attend the Meeting in person, please exercise your right to vote by dating, signing and returning the enclosed form of proxy to CISC Mellon Trust Company, 600 The Dome Tower, 333 - 7th Avenue SW, Calgary AB T2P 2Z1, so as to arrive no later than 5:00 PM (MDT) on May 6, 2005 or, if the Meeting is adjourned, 5:00 PM (MDT) on the second business day before any adjournment.

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